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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2002

SONERA CORPORATION

(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        This report on Form 6-K contains a press release dated October 2, 2002 announcing SONERA PUBLISHES ITS INTERIM REPORT FOR JANUARY-SEPTEMBER 2002 (Q3) ON OCTOBER 25.

        1(1)

SONERA CORPORATION
STOCK EXCHANGE RELEASE

October 2, 2002, 9.45 a.m.

SONERA PUBLISHES ITS INTERIM REPORT FOR JANUARY-SEPTEMBER 2002 (Q3) ON OCTOBER 25

        Sonera Corporation (HEX: SRA, NASDAQ: SNRA) and Telia AB (SSE: TLIA), who have announced their plan to merge, have agreed to report their financial performance for the third quarter of 2002 on the same day.

        Hence, Sonera will publish its interim report for January-September 2002 on Friday October 25, 2002, instead of earlier announced date, October 22, 2002.

SONERA CORPORATION

Jari Jaakkola
Executive Vice President,
Corporate Communications and IR

DISTRIBUTION:
HEX
Major Media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2002
SONERA CORPORATION
	By:	/s/ JARI JAAKKOLA Jari Jaakkola Executive Vice President Corporate Communications and IR
	By:	/s/ MAIRE LAITINEN Maire Laitinen General Counsel

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SONERA CORPORATION STOCK EXCHANGE RELEASE October 2, 2002, 9.45 a.m. SONERA PUBLISHES ITS INTERIM REPORT FOR JANUARY-SEPTEMBER 2002 (Q3) ON OCTOBER 25
SIGNATURES